U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                     0-259098
(Check One):

                                                                   CUSIP NUMBER
                                                                     49223QIO4

[X] Form 10-K         [ ] Form 20-F        [ ] Form 10-Q          [ ] Form N-SAR

         For Period Ended: December 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

                              JUST LIKE HOME, INC.

                            Full Name of Registrant:

            Address of Principal Executive Office (Street and Number)
                          311 Castle Shannon Boulevard

                            City, State and Zip Code
                         Pittsburgh, Pennsylvania 15234

PART II--RULES 12G-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Robert C. Lohr                                    (412) 341-4500
             (Name)                               (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

         Forms 10-QSB for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, have not been filed by the Company. After the filing of the annual report on Form 10-KSB for the year ended December 31, 2000, the Company anticipates that it will be able to file quarterly reports for calendar year 2001 on a timely basis, each of which will show comparative data for the corresponding period in calendar year 2000.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         The Registrant expects to report a significant loss for the year ended December 31, 2000, as it did in the year ended December 31, 1999. The magnitude of that loss in 2000 compared to 1999 cannot be determined at this time until final review of the Registrant's results of operations can be completed.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                              JUST LIKE HOME, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2001                                 By: /s/ Robert C. Lohr, CEO

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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